FILE NO.  _____________



                                  FORM U-3A-2

                      SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC

             STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
              RULE U-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935
                     TO BE FILED ANNUALLY PRIOR TO MARCH 1


                         SOUTH JERSEY INDUSTRIES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:


1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        The claimant, South Jersey Industries, Inc. (SJI), was organized under the laws of the State of New Jersey; its principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJI is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

        SJI owns all of the outstanding common stock of South Jersey Gas Company (SJG), which was organized under the laws of the State of New Jersey. SJG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJG is a public utility company engaged in the purchase, transmission and sale of natural gas for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

        SJI owns all of the outstanding common stock of Energy & Minerals, Inc. (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is 1 South Jersey Plaza, Folsom, New

                                - cover page -

        Jersey 08037. EMI is not a public utility company. It principally owns real estate, temporary cash investments and the stock of an inactive nonutility subsidiary.

        EMI owns all of the outstanding common stock of South Jersey Fuel, Inc. (SJF), which was organized under the laws of the State of New Jersey. SJF's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJF is not a public utility company and is presently inactive.

        SJI owns all of the outstanding common stock of South Jersey Energy Company (SJE), which was organized under the laws of the State of New Jersey. SJE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJE is not a public utility company. SJE provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users and markets total energy management services.

        SJE owns all of the outstanding common stock of SJ EnerTrade (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities, and other wholesale users in the mid-Atlantic and southern regions of the country.

        SJI owns all of the outstanding stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of SJI which were merged into R&T in 1997. R&T is presently inactive.

        Neither the claimant or any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        SJI does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

        The properties of SJG used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, two liquefied propane plants, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by SJG is stored outside the State and transported when needed). There are 5,038 miles of distribution mains. There are 92 miles of mains in the transmission system. In 1998, 270 miles of mains previously reported as transmission were reclassified as distribution. No pipelines of SJG deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                During 1998, SJG distributed at retail to residential, commercial and industrial customers 25,220,434 Mcf of natural or manufactured gas and transported 28,384,108 Mcf of natural gas purchased directly by its industrial, residential and commercial customers. Retail distribution revenues were $198.4 million and transportation revenues were $27.5 million. SJG also sold 4,279,131 Mcf, or $9.9 million, of natural gas at wholesale for resale within the State of New Jersey.

        (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                None

        (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                During 1998, SJG sold 22,636,748 Mcf, or $52.7 million, of natural gas at wholesale to customers outside the borders of the State of New Jersey.

                Also, throughput related to capacity release amounted to 27,319,000 Mcf, or $6.0 million in revenues, in 1998.

        (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                During 1998, SJG purchased approximately 54,317,000 Mcf of natural gas from out-of-state sources at a total cost, including related expenses, of $174.3 million.

                During 1998, SJG purchased and had delivered to it approximately 107,912 Mcf of liquefied natural gas by over-the-road truck transport to SJG's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey, at a cost of $0.5 million.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                No system company holds any direct or indirect interest in an EWG or foreign utility company.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                None

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                None

                                   EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 1999.

                                              SOUTH JERSEY INDUSTRIES, INC.

                                              DAVID A. KINDLICK
                                              Vice President



CORPORATE SEAL

ATTEST:


GEORGE L. BAULIG
Secretary and Treasurer


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                   George L. Baulig, Secretary and Treasurer
                   South Jersey Industries, Inc.
                   1 South Jersey Plaza
                   Folsom, New Jersey   08037

                                   EXHIBIT B


                            FINANCIAL DATA SCHEDULE


Consolidated Financial Data Schedule filed via EDGAR as part of this report on Form U-3A-2.

                                   EXHIBIT C


                           EWG ORGANIZATIONAL CHART


                   Not applicable.  See response to Item 4.


SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)

                                             South      South
                                 South       Jersey    Jersey                Energy &
                                 Jersey       Gas      Energy       SJ      Minerals,     R&T                 Elim.
                              Industries,   Company    Company  EnerTrade,     Inc.     Group,                  &           Consd.
                                  Inc.       Consd.    Consd.      Inc.       Consd.     Inc.      Total     Adjust.        Total
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
Operating Revenues:
  Utility                              $0   $299,070        $0          $0         $0        $0   $299,070    ($1,032)[C]  $298,038
  Nonutility                          256          0   151,280         833        822         0    153,191       (983)[C]   152,208
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
     Total Operating Revenues         256    299,070   151,280         833        822         0    452,261     (2,015)      450,246
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------

Operating Expenses:
  Gas Purchased for Resale              0    174,822         0           0          0         0    174,822       (998)[C]   173,824
  Utility Operations                    0     42,268         0           0          0         0     42,268          0        42,268
  Nonutility Operations             1,837          0   150,636         758        108         0    153,339        (49)[C]   153,290
  Maintenance                           9      5,282         8           0          0         0      5,299          0         5,299
  Depreciation                          5     17,120        11           1          7         0     17,144         (2)[D]    17,142
  Current Federal and
   State Income Taxes              (1,425)     5,842       202          (4)      (162)        0      4,453          0         4,453
  Deferred Federal and
   State Income Taxes                 609      6,415       (35)          0        418         0      7,407          0         7,407
  Other Taxes                          54     10,343        60           0         21         0     10,478          0        10,478
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
     Total Operating Expenses       1,089    262,092   150,882         755        392         0    415,210     (1,049)      414,161
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
Operating (Loss) Income              (832)    36,978       398          78        430         0     37,051       (966)       36,085

Other Income:
  Dividends from Subsidiaries      16,667          0         0           0          0         0     16,667    (16,667)[A]         0
  Equity in Undistributed
   Earnings of Subs                (1,212)         0         0           0          0         0     (1,212)     1,212 [A]         0
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
     Income Before
      Interest Charges             14,623     36,978       398          78        430         0     52,506    (16,421)       36,085
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
Interest Charges:
  Long-Term Debt                        0     15,219        27           0          0         0     15,246          0        15,246
  Short-Term Debt                     781      3,437       161          85          0         0      4,464       (968)[C]     3,496
  Other                                27        412         0           0          0         0        439          0           439
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
     Total Interest Charges           808     19,068       188          85          0         0     20,149       (968)       19,181
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
Income(Loss) from Continuing
 Operations Before Preferred
 Dividend Requirements of
 of Subsidiary                     13,815     17,910       210          (7)       430         0     32,357    (15,453)       16,904
Preferred Dividend
 Requirements of Subsidiary             0      3,088         0           0          0         0      3,088          0         3,088
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------

Income(Loss) from
 Continuing Operations             13,815     14,822       210          (7)       430         0     29,269    (15,453)       13,816
Equity in Undistributed
 Earnings of Discontinued
 Subsidiaries                      (2,830)         0         0           0          0         0     (2,830)     2,830 [A]         0
Loss from Discontinued
 Operations - Net                       0          0         0           0     (2,458)     (372)    (2,830)         0        (2,830)
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
     Net Income(Loss)
      Applicable to
      Common Stock                $10,985    $14,822      $210         ($7)   ($2,028)    ($372)   $23,609   ($12,623)      $10,986
                              ============ ========== ========= =========== ========== ========= ========== ==========    ==========

*  SJ EnerTrade became a wholly-owned subsidiary of South Jersey Energy Company on July 1, 1998.

                                     - 8 -



SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)

                                             South      South
                                 South       Jersey    Jersey                Energy &
                                 Jersey       Gas      Energy       SJ      Minerals,     R&T                 Elim.
                              Industries,   Company    Company  EnerTrade,     Inc.     Group,                  &           Consd.
                                  Inc.       Consd.    Consd.      Inc.       Consd.     Inc.      Total     Adjust.        Total
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
Retained Earnings - Beginning     $49,104    $56,120     ($297)         $0    ($2,296)  ($6,556)   $96,075   ($47,037)[B]   $49,038

Net Income (Loss) Applic to
 Common Stock                      10,984     14,822       210          (7)    (2,028)     (372)    23,609    (12,623)       10,986
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
                                   60,088     70,942       (87)         (7)    (4,324)   (6,928)   119,684    (59,660)       60,024

Dividends Declared -
 Common Stock                      15,517     16,667         0           0          0         0     32,184    (16,667)[C]    15,517
                              ------------ ---------- --------- ----------- ---------- --------- ---------- ----------    ----------
Retained Earnings - Ending        $44,571    $54,275      ($87)        ($7)   ($4,324)  ($6,928)   $87,500   ($42,993)      $44,507
                              ============ ========== ========= =========== ========== ========= ========== ==========    ==========


*  SJ EnerTrade became a wholly-owned subsidiary of South Jersey Energy Company on July 1, 1998.

                                     - 9 -



SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)


[A]  Dividends from Subsidiaries                                               $16,667
     Investment in Subsidiaries                                                  4,042

          Equity in Undistributed Earnings
            of Subsidiaries                                                                $1,212
          Equity in Undistributed Earnings
            of Discontinued Subsidiaries                                                    2,830
          Retained Earnings - Dividends Declared - Common Stock                            16,667

     To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

[B]  Retained Earnings - 1/1/98                                                $47,037
     Accumulated Deferred Federal Income Taxes - Noncurrent Liability               60
     Accumulated Depreciation - 1/1/98                                              18

          Investment in Subsidiaries                                                      $46,971
          Nonutility Property                                                                 144

     To eliminate prior inter-company gain and retained earnings of subsidiaries at 1/1/98 previously recorded by South Jersey Industries, Inc. under the equity method of accounting.

[C]  Operating Revenues - Utility                                               $1,032
     Operating Revenues - Nonutility                                               983

          Gas Purchased for Resale                                                           $998
          Operating Expense - Nonutility                                                       49
          Interest Expense - Short-Term Debt                                                  968

     To eliminate intercompany revenue and expense.

[D]  Accumulated Depreciation                                                       $2

          Depreciation                                                                         $2

     To eliminate South Jersey Industries, Inc.
     depreciation on Millville property gain.


                                     - 10 -



SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)

                                                    South      South
                                        South       Jersey    Jersey    Energy &
                                        Jersey       Gas      Energy   Minerals,     R&T                   Elim.
                                     Industries,   Company    Company     Inc.      Group,                   &             Consd.
                                         Inc.       Consd.    Consd.     Consd.      Inc.      Total      Adjust.          Total
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost             $0   $678,675        $0         $0         $0   $678,675          $0        $678,675
  Gas Plant Acquisition
   Adjustment - Net                            0      1,851         0          0          0      1,851           0           1,851
  Gas Stored Underground                       0      1,322         0          0          0      1,322           0           1,322
    Accumulated Depreciation and
     Amortization                              0   (179,605)        0          0          0   (179,605)          0        (179,605)
  Nonutility Property and
   Equipment, at cost                      1,675          0        71      1,379          0      3,125        (144)[4]       2,981
    Accumulated Depreciation                (160)         0       (17)      (808)         0       (985)         20 [5]        (965)
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Property, Plant and
       Equipment - Net                     1,515    502,243        54        571          0    504,383        (124)        504,259
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Investments:
  Investments in Subsidiaries            177,319          0         0          0          0    177,319    (177,319)[1]           0
  Available-for-Sale Securities               46        885         0          0          0        931           0             931
  Investment in Affiliate                      0          0     1,440          0          0      1,440           0           1,440
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Investments                  177,365        885     1,440          0          0    179,690    (177,319)          2,371
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Current Assets:
  Cash and Cash Equivalents                  286      4,380       465      1,505          3      6,639           0           6,639
  Notes Receivable -
   Associated Companies                    7,490          0         0     11,795        755     20,040     (20,040)[3]           0
  Notes Receivable - Affiliate                 0          0     4,350          0          0      4,350           0           4,350
  Accounts Receivable                        292     28,669    13,644        352          0     42,957        (357)[2,8]    42,600
  Unbilled Revenues                            0     18,998       491          0          0     19,489           0          19,489
  Provision for Uncollectibles                 0     (1,032)     (115)      (136)         0     (1,283)          0          (1,283)
  Accounts Receivable -
   Associated Companies                      349        102       125         63          4        643        (643)[2]           0
  Natural Gas in Storage,
   Average Cost                                0     27,619         0          0          0     27,619           0          27,619
  Materials and Supplies,
   Average Cost                                0      4,051         0          0          0      4,051           0           4,051
  Assets of Discontinued Businesses
   Held for Disposal                           0          0         0        336        574        910           0             910
  Accumulated Deferred Income Taxes            5        672        29          0          7        713        (713)[6]           0
  Prepaid Taxes                              486     12,597       175        420        172     13,850           0          13,850
  Prepayments and
   Other Current Assets                       14      1,638       172         22         15      1,861           0           1,861
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
       Total Current Assets                8,922     97,694    19,336     14,357      1,530    141,839     (21,753)        120,086
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Accounts Receivable - Merchandise              0        990       564          0          0      1,554           0           1,554
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Regulatory and Other
 Non-Current Assets:
  Gross Receipts & Franchise Taxes             0      3,585         0          0          0      3,585           0           3,585
  Environmental Remediation Costs              0     78,091         0          0          0     78,091           0          78,091
  Accumulated Deferred Income Taxes          (92)     9,489       104      1,685      1,018     12,204     (12,204)[7]           0
  Income Taxes -
   Flowthrough Depreciation                    0     13,021         0          0          0     13,021           0          13,021
  Deferred Fuel Costs - Net                    0      7,857         0          0          0      7,857           0           7,857
  Deferred Postretirement
   Benefit Costs                               0      5,522         0          0          0      5,522           0           5,522
  Other                                        0     10,922         0        827          0     11,749           0          11,749
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
       Total Regulatory and Other
        Non-Current Assets                   (92)   128,487       104      2,512      1,018    132,029     (12,204)        119,825
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
             Total Assets               $187,710   $730,299   $21,498    $17,440     $2,548   $959,495   ($211,400)       $748,095
                                     ============ ========== ========= ========== ========== ========== ===========      ==========


                                     - 11 -


SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)

                                                    South      South
                                        South       Jersey    Jersey    Energy &
                                        Jersey       Gas      Energy   Minerals,     R&T                   Elim.
                                     Industries,   Company    Company     Inc.      Group,                   &             Consd.
                                         Inc.       Consd.    Consd.     Consd.      Inc.      Total      Adjust.          Total
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Capitalization and Liabilities

Common Equity:
  Common Stock SJI
   Par Value $1.25 a share
   Authorized - 20,000,000 shares
   Outstanding - 10,778,990 shares       $13,474         $0        $0         $0         $0    $13,474          $0         $13,474
   Common Stock - Subsidiaries                 0      5,848        50     13,283      1,000     20,181     (20,181)[1]           0
   Premium on Common Stock               111,253    102,817     2,000      1,584      7,800    225,454    (114,201)[1]     111,253
   Retained Earnings                      44,571     54,275       (87)    (4,323)    (6,928)    87,508     (43,001)[1,4,5   44,507
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Common Equity                169,298    162,940     1,963     10,544      1,872    346,617    (177,383)        169,234
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Preferred Stock and
 Securities of Subsidiary:
   Series A, 4.70%- 2,100 shares               0        210         0          0          0        210           0             210
   Series B, 8%   -19,242 shares               0      1,924         0          0          0      1,924           0           1,924
   8.35% Company - Guaranteed
     Mandatorily Redeemable -
     1,400,000 shares                          0     35,000         0          0          0     35,000           0          35,000
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Preferred Stock and
       Securities of Subsidiary                0     37,134         0          0          0     37,134           0          37,134
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
 Long-Term Debt (less current
  maturities & sinking fund
  requirements)                                0    194,710         0          0          0    194,710           0         194,710
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Current Liabilities:
   Notes Payable to Banks                      0     97,000         0          0          0     97,000           0          97,000
   Current Maturities of
    Long-Term Debt                             0      8,876         0          0          0      8,876           0           8,876
   Notes Payable -
    Associated Companies                  12,550          0     7,460         30          0     20,040     (20,040)[3]           0
   Accounts Payable                          374     40,540    11,196        197         11     52,318        (358)[2,8]    51,960
   Accounts Payable to
    Associated Companies                     253        283        83         16          7        642        (642)[2]           0
   Customer Deposits                           0      5,576         0          0          0      5,576           0           5,576
   Accumulated Deferred Income Taxes           5      6,923        60         (3)         6      6,991        (713)[6]       6,278
   Taxes Accrued                               1      1,387       150         17        (24)     1,531           0           1,531
   Environmental Remediation Costs            55      8,752         0        861          0      9,668           0           9,668
   Interest Accrued                            0      5,618         0          0          0      5,618           0           5,618
   Dividends Declared                      3,880         41         0          0          0      3,921           0           3,921
   Other Current Liabilities                 240      1,603       568      1,877        183      4,471           0           4,471
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
      Total Current Liabilities           17,358    176,599    19,517      2,995        183    216,652     (21,753)        194,899
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
Deferred Credits and
 Other Non-Current Liabilities:
  Pension and Other
   Postretirement Benefits                   237     13,297        71        355        267     14,227           0          14,227
  Deferred Income Taxes - Net                 45     90,596       (53)         0        225     90,813     (12,264)[4,7]    78,549
  Investment Tax Credit                        0      5,239         0          0          0      5,239           0           5,239
  Environmental Remediation Costs            192     44,187         0      3,546          0     47,925           0          47,925
  Other                                      581      5,597         0          0          0      6,178           0           6,178
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
     Total Def. Credits and
      Other Non-Current Liabilities        1,055    158,916        18      3,901        492    164,382     (12,264)        152,118
                                     ------------ ---------- --------- ---------- ---------- ---------- -----------      ----------
           Total Capitalization
            and Liabilities             $187,710   $730,299   $21,498    $17,440     $2,548   $959,495   ($211,400)       $748,095
                                     ============ ========== ========= ========== ========== ========== ===========      ==========

                                     - 12 -



SOUTH JERSEY INDUSTRIES, INC.
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
BALANCE SHEET - DECEMBER 31, 1998
(In Thousands)


[1]  Common Stock - Subsidiaries                                                               $20,181
     Premium on Common Stock                                                                   114,201
     Retained Earnings                                                                          42,937

          Investment in Subsidiaries                                                                      $177,319

     To eliminate South Jersey Industries, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

[2]  Accounts Payable - Associated Companies                                                      $642
     Accounts Payable                                                                                3

          Accounts Receivable - Associated Companies                                                          $643
          Accounts Receivable                                                                                    2

     To eliminate intercompany accounts receivable and payable.

[3]  Notes Payable - Associated Companies                                                      $20,040

          Notes Receivable - Associated Companies                                                          $20,040

     To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

[4]  Retained Earnings                                                                             $84
     Accumulated Deferred Income Taxes - Noncurrent Liability                                       60

          Non-Utility Property                                                                                $144

     To eliminate South Jersey Gas Company gain and related deferred taxes on sale of Millville property to South Jersey Industries, Inc.

[5]  Accumulated Depreciation                                                                      $20

          Retained Earnings                                                                                    $20

     To eliminate South Jersey Industries, Inc. depreciation on Millville property gain.

[6]  Accumulated Deferred Income Taxes - Current Liability                                        $713

          Accumulated Deferred Income Taxes - Current Asset                                                   $713

     To net current accumulated DFIT Asset and Liability

[7]  Accumulated Deferred Income Taxes - Noncurrent Liability                                  $12,204

          Accumulated Deferred Income Taxes - Noncurrent Asset                                             $12,204

     To net noncurrent accumulated DFIT Asset and Liability

[8]  Accounts Payable                                                                             $355

          Accounts Receivable                                                                                 $355

     To eliminate intercompany gas receivable and payable between South Jersey Gas Company and South Jersey Energy Company.

                                     - 13 -



SOUTH JERSEY GAS COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)

                                                                   South Jersey                Eliminations
                                                   South Jersey    Gas Company                       &           Consolidated
                                                    Gas Company   Capital Trust     Total       Adjustments          Total
                                                   -------------  --------------  ----------  ---------------    -------------
Operating Revenues:
  Utility                                              $299,070              $0    $299,070               $0         $299,070
  Nonutility                                                  0           3,013       3,013           (3,013)[B]            0
                                                   -------------  --------------  ----------  ---------------    -------------
      Total Operating Revenues                          299,070           3,013     302,083           (3,013)         299,070
                                                   -------------  --------------  ----------  ---------------    -------------

Operating Expenses:
  Gas Purchased for Resale                              174,822               0     174,822                0          174,822
  Utility Operations                                     42,268               0      42,268                0           42,268
  Nonutility Operations                                       0               0           0                0                0
  Maintenance                                             5,282               0       5,282                0            5,282
  Depreciation                                           17,120               0      17,120                0           17,120
  Current Federal and State Income Taxes                  5,842               0       5,842                0            5,842
  Deferred Federal and State Income Taxes                 6,415               0       6,415                0            6,415
  Other Taxes                                            10,343               0      10,343                0           10,343
                                                   -------------  --------------  ----------  ---------------    -------------
      Total Operating Expenses                          262,092               0     262,092                0          262,092
                                                   -------------  --------------  ----------  ---------------    -------------
Operating Income                                         36,978           3,013      39,991           (3,013)          36,978

Other Income:
  Dividends from Subsidiary                                  90               0          90              (90)[A]            0
  Equity in Undistributed Earnings of Subsidiary              0               0           0                0                0
                                                   -------------  --------------  ----------  ---------------    -------------
      Income Before Interest Charges                     37,068           3,013      40,081           (3,103)          36,978
                                                   -------------  --------------  ----------  ---------------    -------------
Interest Charges:
  Long-Term Debt                                         18,232               0      18,232           (3,013)[B]       15,219
  Short-Term Debt                                         3,437               0       3,437                0            3,437
  Other                                                     412               0         412                0              412
                                                   -------------  --------------  ----------  ---------------    -------------
      Total Interest Charges                             22,081               0      22,081           (3,013)          19,068
                                                   -------------  --------------  ----------  ---------------    -------------
Income from Continuing Operations Before
  Preferred Dividend Requirements of Subsidiary          14,987           3,013      18,000              (90)          17,910
Preferred Dividend Requirements of Subsidiary               165           2,923       3,088                0            3,088
                                                   -------------  --------------  ----------  ---------------    -------------

Income from Continuing Operations                        14,822              90      14,912              (90)          14,822
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                    0               0           0                0                0
Loss from Discontinued Operations - Net                       0               0           0                0                0
                                                   -------------  --------------  ----------  ---------------    -------------
      Net Income Applicable to Common Stock             $14,822             $90     $14,912             ($90)         $14,822
                                                   =============  ==============  ==========  ===============    =============

                                     - 14 -



SOUTH JERSEY GAS COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)

                                                                   South Jersey                Eliminations
                                                   South Jersey    Gas Company                       &           Consolidated
                                                    Gas Company   Capital Trust     Total       Adjustments          Total
                                                   -------------  --------------  ----------  ---------------    -------------
Retained Earnings - Beginning                           $56,120              $0     $56,120               $0          $56,120

Net Income Applic to Common Stock                        14,822              90      14,912              (90)          14,822
                                                   -------------  --------------  ----------  ---------------    -------------
                                                         70,942              90      71,032              (90)          70,942

Dividends Declared - Common Stock                             0              90          90              (90)[A]            0
                                                   -------------  --------------  ----------  ---------------    -------------
Retained Earnings - Ending                              $70,942              $0     $70,942               $0          $70,942
                                                   =============  ==============  ==========  ===============    =============

                                     - 15 -



SOUTH JERSEY GAS COMPANY
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)


[A]  Dividends from Subsidiary                                      $90

          Retained Earnings - Dividends Declared - Common Stock                      $90

     To eliminate intercompany dividends
     and interest paid


[B]  Operating Revenues - Nonutility                             $3,013

          Interest Expense - Long-Term Debt                                       $3,013

     To eliminate intercompany interest paid


                                     - 16 -



SOUTH JERSEY GAS COMPANY
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)

                                                              South
                                                              Jersey     South Jersey                Eliminations
                                                               Gas       Gas Company                      &            Consolidated
                                                             Company    Capital Trust     Total      Adjustments          Total
                                                            ----------  --------------  ----------  --------------    --------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                            $678,675              $0    $678,675              $0          $678,675
  Gas Plant Acquisition Adjustment - Net                        1,851               0       1,851               0             1,851
  Gas Stored Underground                                        1,322               0       1,322               0             1,322
    Accumulated Depreciation and Amortization                (179,605)              0    (179,605)              0          (179,605)
  Nonutility Property and Equipment, at cost                        0               0           0               0                 0
    Accumulated Depreciation                                        0               0           0               0                 0
                                                            ----------  --------------  ----------  --------------    --------------
      Property, Plant and Equipment - Net                     502,243               0     502,243               0           502,243
                                                            ----------  --------------  ----------  --------------    --------------
Investments:
  Investment in Subsidiary                                      1,082               0       1,082          (1,082)[1]             0
  Available-for-Sale Securities                                   885               0         885               0               885
  Investment in Affiliate                                           0               0           0               0                 0
                                                            ----------  --------------  ----------  --------------    --------------
      Total Investments                                         1,967               0       1,967          (1,082)              885
                                                            ----------  --------------  ----------  --------------    --------------
Current Assets:
  Cash and Cash Equivalents                                     4,380               0       4,380               0             4,380
  Notes Receivable - Associated Companies                           0          36,082      36,082         (36,082)[1]             0
  Notes Receivable - Affiliate                                      0               0           0               0                 0
  Accounts Receivable                                          28,669               0      28,669               0            28,669
  Unbilled Revenues                                            18,998               0      18,998               0            18,998
  Provision for Uncollectibles                                 (1,032)              0      (1,032)              0            (1,032)
  Accounts Receivable - Associated Companies                      102               0         102               0               102
  Natural Gas in Storage, Average Cost                         27,619               0      27,619               0            27,619
  Materials and Supplies, Average Cost                          4,051               0       4,051               0             4,051
  Assets of Discontinued Businesses Held for Disposal               0               0           0               0                 0
  Accumulated Deferred Income Taxes                               672               0         672               0               672
  Prepaid Taxes                                                12,597               0      12,597               0            12,597
  Prepayments and Other Current Assets                          1,638               0       1,638               0             1,638
                                                            ----------  --------------  ----------  --------------    --------------
       Total Current Assets                                    97,694          36,082     133,776         (36,082)           97,694
                                                            ----------  --------------  ----------  --------------    --------------
Accounts Receivable - Merchandise                                 990               0         990               0               990
                                                            ----------  --------------  ----------  --------------    --------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                              3,585               0       3,585               0             3,585
  Environmental Remediation Costs                              78,091               0      78,091               0            78,091
  Accumulated Deferred Income Taxes                             9,489               0       9,489               0             9,489
  Income Taxes - Flowthrough Depreciation                      13,021               0      13,021               0            13,021
  Deferred Fuel Costs - Net                                     7,857               0       7,857               0             7,857
  Deferred Postretirement Benefit Costs                         5,522               0       5,522               0             5,522
  Other                                                        10,922               0      10,922               0            10,922
                                                            ----------  --------------  ----------  --------------    --------------
       Total Regulatory and Other Non-Current Assets          128,487               0     128,487               0           128,487
                                                            ----------  --------------  ----------  --------------    --------------
             Total Assets                                    $731,381         $36,082    $767,463        ($37,164)         $730,299
                                                            ==========  ==============  ==========  ==============    ==============

                                     - 17 -


SOUTH JERSEY GAS COMPANY
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)

                                                              South
                                                              Jersey     South Jersey                Eliminations
                                                               Gas       Gas Company                      &            Consolidated
                                                             Company    Capital Trust     Total      Adjustments          Total
                                                            ----------  --------------  ----------  --------------    --------------
Capitalization and Liabilities

Common Equity:
  Common Stock SJG
   Par Value $2.50 a share
   Authorized - 4,000,000 shares
   Outstanding - 2,339,139 shares                               5,848               0      $5,848              $0            $5,848
   Common Stock - Subsidiary                                        0           1,082       1,082          (1,082)[1]             0
   Premium on Common Stock                                    102,817               0     102,817               0           102,817
   Retained Earnings                                           54,275               0      54,275               0            54,275
                                                            ----------  --------------  ----------  --------------    --------------
      Total Common Equity                                     162,940           1,082     164,022          (1,082)          162,940
                                                            ----------  --------------  ----------  --------------    --------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 2,100 shares                                  210               0         210               0               210
   Series B, 8%   -19,242 shares                                1,924               0       1,924               0             1,924
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                                  0          35,000      35,000               0            35,000
                                                            ----------  --------------  ----------  --------------    --------------
      Total Preferred Stock and Securities of Subsidiary        2,134          35,000      37,134               0            37,134
                                                            ----------  --------------  ----------  --------------    --------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                                230,792               0     230,792         (36,082)[1]       194,710
                                                            ----------  --------------  ----------  --------------    --------------
Current Liabilities:
   Notes Payable to Banks                                      97,000               0      97,000               0            97,000
   Current Maturities of Long-Term Debt                         8,876               0       8,876               0             8,876
   Notes Payable - Associated Companies                             0               0           0               0                 0
   Accounts Payable                                            40,540               0      40,540               0            40,540
   Accounts Payable to Associated Companies                       283               0         283               0               283
   Customer Deposits                                            5,576               0       5,576               0             5,576
   Accumulated Deferred Income Taxes                            6,923               0       6,923               0             6,923
   Taxes Accrued                                                1,387               0       1,387               0             1,387
   Environmental Remediation Costs                              8,752               0       8,752               0             8,752
   Interest Accrued                                             5,618               0       5,618               0             5,618
   Dividends Declared                                              41               0          41               0                41
   Other Current Liabilities                                    1,603               0       1,603               0             1,603
                                                            ----------  --------------  ----------  --------------    --------------
      Total Current Liabilities                               176,599               0     176,599               0           176,599
                                                            ----------  --------------  ----------  --------------    --------------
Deferred Credits and Other Non-Current Liabilities:
  Pension and Other Postretirement Benefits                    13,297               0      13,297               0            13,297
  Deferred Income Taxes - Net                                  90,596               0      90,596               0            90,596
  Investment Tax Credit                                         5,239               0       5,239               0             5,239
  Environmental Remediation Costs                              44,187               0      44,187               0            44,187
  Other                                                         5,597               0       5,597               0             5,597
                                                            ----------  --------------  ----------  --------------    --------------
     Total Def. Credits and Other Non-Current Liabilities     158,916               0     158,916               0           158,916
                                                            ----------  --------------  ----------  --------------    --------------
           Total Capitalization and Liabilities              $731,381         $36,082    $767,463        ($37,164)         $730,299
                                                            ==========  ==============  ==========  ==============    ==============

                                     - 18 -



SOUTH JERSEY GAS COMPANY
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
BALANCE SHEET - DECEMBER 31, 1998
(In Thousands)



 [1]  Common Stock - Subsidiary                                                         $1,082
      Long-Term Debt                                                                    36,082

           Notes Receivable - Assoc. Co.                                                                 $36,082
           Investment in Subsidiary                                                                        1,082

      To eliminate South Jersey Gas Company investment in subsidiary which is maintained on the equity method of accounting.



                                     - 19 -



SOUTH JERSEY ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)

                                                                          SJ                     Eliminations
                                                    South Jersey      EnerTrade,                       &           Consolidated
                                                   Energy Company        Inc.         Total       Adjustments          Total
                                                   ---------------  --------------  ----------  ---------------    -------------
Operating Revenues:
  Utility                                                      $0              $0          $0               $0               $0
  Nonutility                                              148,485           2,825     151,310              (30)[B]      151,280
                                                   ---------------  --------------  ----------  ---------------    -------------
      Total Operating Revenues                            148,485           2,825     151,310              (30)         151,280
                                                   ---------------  --------------  ----------  ---------------    -------------

Operating Expenses:
  Gas Purchased for Resale                                      0               0           0                0                0
  Utility Operations                                            0               0           0                0                0
  Nonutility Operations                                   148,143           2,523     150,666              (30)[B]      150,636
  Maintenance                                                   8               0           8                0                8
  Depreciation                                                 11               0          11                0               11
  Current Federal and State Income Taxes                      118              84         202                0              202
  Deferred Federal and State Income Taxes                     (12)            (23)        (35)               0              (35)
  Other Taxes                                                  60               0          60                0               60
                                                   ---------------  --------------  ----------  ---------------    -------------
      Total Operating Expenses                            148,328           2,584     150,912              (30)         150,882
                                                   ---------------  --------------  ----------  ---------------    -------------
Operating Income                                              157             241         398                0              398

Other Income:
  Dividends from Subsidiary                                     0               0           0                0                0
  Equity in Undistributed Earnings of Subsidiary               92               0          92              (92)[A]            0
                                                   ---------------  --------------  ----------  ---------------    -------------
      Income Before Interest Charges                          249             241         490              (92)             398
                                                   ---------------  --------------  ----------  ---------------    -------------
Interest Charges:
  Long-Term Debt                                               27               0          27                0               27
  Short-Term Debt                                              12             149         161                0              161
  Other                                                         0               0           0                0                0
                                                   ---------------  --------------  ----------  ---------------    -------------
      Total Interest Charges                                   39             149         188                0              188
                                                   ---------------  --------------  ----------  ---------------    -------------
Income from Continuing Operations Before
  Preferred Dividend Requirements of Subsidiary               210              92         302              (92)             210
Preferred Dividend Requirements of Subsidiary                   0               0           0                0                0
                                                   ---------------  --------------  ----------  ---------------    -------------

Income from Continuing Operations                             210              92         302              (92)             210
Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                      0               0           0                0                0
Loss from Discontinued Operations - Net                         0               0           0                0                0
                                                   ---------------  --------------  ----------  ---------------    -------------
      Net Income Applicable to Common Stock                  $210             $92        $302             ($92)            $210
                                                   ===============  ==============  ==========  ===============    =============

                                     - 20 -




SOUTH JERSEY ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)

                                                    South Jersey          SJ                     Eliminations
                                                       Energy         EnerTrade,                       &           Consolidated
                                                       Company           Inc.         Total       Adjustments          Total
                                                   ---------------  --------------  ----------  ---------------    -------------
Retained Earnings - Beginning                               ($297)             $0       ($297)              $0            ($297)

Net Income Applic to Common Stock                             210              92         302              (92)[A]          210
                                                   ---------------  --------------  ----------  ---------------    -------------
                                                              (87)             92           5              (92)             (87)

Dividends Declared - Common Stock                               0               0           0                0                0
                                                   ---------------  --------------  ----------  ---------------    -------------
Retained Earnings - Ending                                   ($87)            $92          $5             ($92)            ($87)
                                                   ===============  ==============  ==========  ===============    =============

                                     - 21 -



SOUTH JERSEY ENERGY COMPANY
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)


[A]  Investment in Subsidiary                                         $92

          Equity in Undistributed Earnings
           of Subsidiary                                                               $92

     To eliminate equity in undistributed
     earnings recorded by South Jersey
     Energy Company

[B]  Operating Revenues - Nonutility                                  $30

          Operating Expense - Nonutility                                               $30

     To eliminate intercompany revenue and expense.



                                     - 22 -



SOUTH JERSEY ENERGY COMPANY
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)

                                                              South
                                                              Jersey         SJ                     Eliminations
                                                              Energy      EnerTrade,                     &          Consolidated
                                                              Company        Inc.         Total     Adjustments         Total
                                                             ----------  -------------  ---------  -------------    -------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                                   $0             $0         $0             $0               $0
  Gas Plant Acquisition Adjustment - Net                             0              0          0              0                0
  Gas Stored Underground                                             0              0          0              0                0
    Accumulated Depreciation and Amortization                        0              0          0              0                0
  Nonutility Property and Equipment, at cost                        65              6         71              0               71
    Accumulated Depreciation                                       (15)            (2)       (17)             0              (17)
                                                             ----------  -------------  ---------  -------------    -------------
      Property, Plant and Equipment - Net                           50              4         54              0               54
                                                             ----------  -------------  ---------  -------------    -------------
Investments:
  Investment in Subsidiary                                         185              0        185           (185)[1]            0
  Available-for-Sale Securities                                      0              0          0              0                0
  Investment in Affiliate                                            0          1,440      1,440              0            1,440
                                                             ----------  -------------  ---------  -------------    -------------
      Total Investments                                            185          1,440      1,625           (185)           1,440
                                                             ----------  -------------  ---------  -------------    -------------
Current Assets:
  Cash and Cash Equivalents                                        452             13        465              0              465
  Notes Receivable - Associated Companies                            0              0          0              0                0
  Notes Receivable - Affiliate                                       0          4,350      4,350              0            4,350
  Accounts Receivable                                           12,625          1,019     13,644              0           13,644
  Unbilled Revenues                                                491              0        491              0              491
  Provision for Uncollectibles                                    (115)             0       (115)             0             (115)
  Accounts Receivable - Associated Companies                       130              0        130             (5)[2]          125
  Natural Gas in Storage, Average Cost                               0              0          0              0                0
  Materials and Supplies, Average Cost                               0              0          0              0                0
  Assets of Discontinued Businesses Held for Disposal                0              0          0              0                0
  Accumulated Deferred Income Taxes                                 29              0         29              0               29
  Prepaid Taxes                                                     81             94        175              0              175
  Prepayments and Other Current Assets                             169              3        172              0              172
                                                             ----------  -------------  ---------  -------------    -------------
       Total Current Assets                                     13,862          5,479     19,341             (5)          19,336
                                                             ----------  -------------  ---------  -------------    -------------
Accounts Receivable - Merchandise                                  564              0        564              0              564
                                                             ----------  -------------  ---------  -------------    -------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                                   0              0          0              0                0
  Environmental Remediation Costs                                    0              0          0              0                0
  Accumulated Deferred Income Taxes                                 79             25        104              0              104
  Income Taxes - Flowthrough Depreciation                            0              0          0              0                0
  Deferred Fuel Costs - Net                                          0              0          0              0                0
  Deferred Postretirement Benefit Costs                              0              0          0              0                0
  Other                                                              0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
       Total Regulatory and Other Non-Current Assets                79             25        104              0              104
                                                             ----------  -------------  ---------  -------------    -------------
             Total Assets                                      $14,740         $6,948    $21,688          ($190)         $21,498
                                                             ==========  =============  =========  =============    =============

                                     - 23 -


SOUTH JERSEY ENERGY COMPANY
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)

                                                               South
                                                               Jersey         SJ                   Eliminations
                                                              Energy      EnerTrade,                     &          Consolidated
                                                              Company        Inc.         Total     Adjustments         Total
                                                             ----------  -------------  ---------  -------------    -------------
Capitalization and Liabilities

Common Equity:
  Common Stock SJE
   No Par Value
   Authorized - 2,500 shares
   Outstanding - 500 shares                                        $50             $0        $50             $0              $50
   Common Stock - Subsidiary                                         0              1          1             (1)[1]            0
   Premium on Common Stock                                       2,000             99      2,099            (99)[1]        2,000
   Retained Earnings                                               (87)            85         (2)           (85)[1]          (87)
                                                             ----------  -------------  ---------  -------------    -------------
      Total Common Equity                                        1,963            185      2,148           (185)           1,963
                                                             ----------  -------------  ---------  -------------    -------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 2,100 shares                                     0              0          0              0                0
   Series B, 8%   -19,242 shares                                     0              0          0              0                0
   8.35% Company - Guaranteed Mandatorily                            0              0          0              0                0
     Redeemable - 1,400,000 shares                                   0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
      Total Preferred Stock and Securities of Subsidiary             0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                                       0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
Current Liabilities:
   Notes Payable to Banks                                            0              0          0              0                0
   Current Maturities of Long-Term Debt                              0              0          0              0                0
   Notes Payable - Associated Companies                          1,375          6,085      7,460              0            7,460
   Accounts Payable                                             10,697            499     11,196              0           11,196
   Accounts Payable to Associated Companies                         36             52         88             (5)[2]           83
   Customer Deposits                                                 0              0          0              0                0
   Accumulated Deferred Income Taxes                                59              1         60              0               60
   Taxes Accrued                                                   110             40        150              0              150
   Environmental Remediation Costs                                   0              0          0              0                0
   Interest Accrued                                                  0              0          0              0                0
   Dividends Declared                                                0              0          0              0                0
   Other Current Liabilities                                       483             85        568              0              568
                                                             ----------  -------------  ---------  -------------    -------------
      Total Current Liabilities                                 12,760          6,762     19,522             (5)          19,517
                                                             ----------  -------------  ---------  -------------    -------------
Deferred Credits and Other Non-Current Liabilities:
  Pension and Other Postretirement Benefits                         71              0         71              0               71
  Deferred Income Taxes - Net                                      (54)             1        (53)             0              (53)
  Investment Tax Credit                                              0              0          0              0                0
  Environmental Remediation Costs                                    0              0          0              0                0
  Other                                                              0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
     Total Def. Credits and Other Non-Current Liabilities           17              1         18              0               18
                                                             ----------  -------------  ---------  -------------    -------------
           Total Capitalization and Liabilities                $14,740         $6,948    $21,688          ($190)         $21,498
                                                             ==========  =============  =========  =============    =============

                                     - 24 -



SOUTH JERSEY ENERGY COMPANY
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
BALANCE SHEET - DECEMBER 31, 1998
(In Thousands)


[1]  Common Stock - Subsidiary                                                           $1
     Premium on Common Stock                                                             99
     Retained Earnings                                                                   85

          Investment in Subsidiary                                                                      $185

     To eliminate South Jersey Energy Company, Inc. investment in subsidiary which is maintained on the equity method of accounting.

[2]  Accounts Payable - Associated Companies                                             $5

           Accounts Receivable - Associated Companies                                                     $5

     To eliminate intercompany accounts receivable and payable.


                                     - 25 -




ENERGY & MINERALS, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)

                                                    Energy &     South Jersey                Eliminations
                                                    Minerals,   Fuel Company,                      &           Consolidated
                                                      Inc.           Inc.         Total       Adjustments          Total
                                                   -----------  --------------  ----------  ---------------    -------------
Operating Revenues:
  Utility                                                  $0              $0          $0               $0               $0
  Nonutility                                              822               0         822                0              822
                                                   -----------  --------------  ----------  ---------------    -------------
      Total Operating Revenues                            822               0         822                0              822
                                                   -----------  --------------  ----------  ---------------    -------------

Operating Expenses:
  Gas Purchased for Resale                                  0               0           0                0                0
  Utility Operations                                        0               0           0                0                0
  Nonutility Operations                                   108               0         108                0              108
  Maintenance                                               0               0           0                0                0
  Depreciation                                              7               0           7                0                7
  Current Federal and State Income Taxes                 (162)              0        (162)               0             (162)
  Deferred Federal and State Income Taxes                 418               0         418                0              418
  Other Taxes                                              21               0          21                0               21
                                                   -----------  --------------  ----------  ---------------    -------------
      Total Operating Expenses                            392               0         392                0              392
                                                   -----------  --------------  ----------  ---------------    -------------
Operating  Income                                         430               0         430                0              430

Other Income:
  Dividends from Subsidiary                                 0               0           0                0                0
  Equity in Undistributed Earnings of Subsidiary            0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------
      Income Before Interest Charges                      430               0         430                0              430
                                                   -----------  --------------  ----------  ---------------    -------------
Interest Charges:
  Long-Term Debt                                            0               0           0                0                0
  Short-Term Debt                                           0               0           0                0                0
  Other                                                     0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------
      Total Interest Charges                                0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------
Income from Continuing Operations Before
  Preferred Dividend Requirements of Subsidiary           430               0         430                0              430
Preferred Dividend Requirements of Subsidiary               0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------

Income from Continuing Operations                         430               0         430                0              430
Equity in Undistributed Earnings of
 Discontinued Subsidiary                                  (55)              0         (55)              55 [A]            0
Loss from Discontinued Subsidiaries - Net              (2,403)            (55)     (2,458)               0           (2,458)
                                                   -----------  --------------  ----------  ---------------    -------------
      Net Loss Applicable to Common Stock             ($2,028)           ($55)    ($2,083)             $55          ($2,028)
                                                   ===========  ==============  ==========  ===============    =============

                                     - 26 -



ENERGY & MINERALS, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)


                                                    Energy &     South Jersey                Eliminations
                                                    Minerals,   Fuel Company,                      &           Consolidated
                                                      Inc.           Inc.         Total       Adjustments          Total
                                                   -----------  --------------  ----------  ---------------    -------------
Retained Earnings - Beginning                         ($2,296)        ($1,454)    ($3,750)          $1,454 [B]      ($2,296)

Net Loss Applic to Common Stock                        (2,028)            (55)     (2,083)              55 [A]       (2,028)
                                                   -----------  --------------  ----------  ---------------    -------------
                                                       (4,324)         (1,509)     (5,833)           1,509           (4,324)

Dividends Declared - Common Stock                           0               0           0                0                0
                                                   -----------  --------------  ----------  ---------------    -------------
Retained Earnings - Ending                            ($4,324)        ($1,509)    ($5,833)          $1,509          ($4,324)
                                                   ===========  ==============  ==========  ===============    =============

                                     - 27 -



ENERGY & MINERALS, INC.
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
(In Thousands)


[A]  Equity in Undistributed Earnings                             $55
      of Subsidiary

          Investment in Subsidiary                                                 $55

     To eliminate equity in undistributed
     earnings recorded by Energy & Minerals, Inc.

[B]  Retained Earnings - 1/1/98                                $1,454

          Investment in Subsidiary                                              $1,454

     To eliminate retained earnings of
     subsidiary at 1/1/98 previously recorded by Energy & Minerals, Inc. under the equity method of accounting.


                                     - 28 -



ENERGY & MINERALS, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)


                                                              Energy &   South Jersey              Eliminations
                                                             Minerals,   Fuel Company                    &          Consolidated
                                                                Inc.         Inc.         Total     Adjustments         Total
                                                             ----------  -------------  ---------  -------------    -------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                                   $0             $0         $0             $0               $0
  Gas Plant Acquisition Adjustment - Net                             0              0          0              0                0
  Gas Stored Underground                                             0              0          0              0                0
    Accumulated Depreciation and Amortization                        0              0          0              0                0
  Nonutility Property and Equipment, at cost                       871            508      1,379              0            1,379
    Accumulated Depreciation                                      (739)           (69)      (808)             0             (808)
                                                             ----------  -------------  ---------  -------------    -------------
      Property, Plant and Equipment - Net                          132            439        571              0              571
                                                             ----------  -------------  ---------  -------------    -------------
Investments:
  Investment in Subsidiary                                        (450)             0       (450)           450 [1]            0
  Available-for-Sale Securities                                      0              0          0              0                0
  Investment in Affiliate                                            0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
      Total Investments                                           (450)             0       (450)           450                0
                                                             ----------  -------------  ---------  -------------    -------------
Current Assets:
  Cash and Cash Equivalents                                      1,503              2      1,505              0            1,505
  Notes Receivable - Associated Companies                       11,795              0     11,795              0           11,795
  Notes Receivable - Affiliate                                       0              0          0              0                0
  Accounts Receivable                                              352              0        352              0              352
  Unbilled Revenues                                                  0              0          0              0                0
  Provision for Uncollectibles                                    (136)             0       (136)             0             (136)
  Accounts Receivable - Associated Companies                        63              0         63              0               63
  Natural Gas in Storage, Average Cost                               0              0          0              0                0
  Materials and Supplies, Average Cost                               0              0          0              0                0
  Assets of Discontinued Businesses Held for Disposal              336              0        336              0              336
  Accumulated Deferred Income Taxes                                  1              0          1             (1)[2]            0
  Prepaid Taxes                                                    344             76        420              0              420
  Prepayments and Other Current Assets                              22              0         22              0               22
                                                             ----------  -------------  ---------  -------------    -------------
       Total Current Assets                                     14,280             78     14,358             (1)          14,357
                                                             ----------  -------------  ---------  -------------    -------------
Accounts Receivable - Merchandise                                    0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                                   0              0          0              0                0
  Environmental Remediation Costs                                    0              0          0              0                0
  Accumulated Deferred Income Taxes                              1,552            444      1,996           (311)[3]        1,685
  Income Taxes - Flowthrough Depreciation                            0              0          0              0                0
  Deferred Fuel Costs - Net                                          0              0          0              0                0
  Deferred Postretirement Benefit Costs                              0              0          0              0                0
  Other                                                            827              0        827              0              827
                                                             ----------  -------------  ---------  -------------    -------------
       Total Regulatory and Other Non-Current Assets             2,379            444      2,823           (311)           2,512
                                                             ----------  -------------  ---------  -------------    -------------
             Total Assets                                      $16,341           $961    $17,302           $138          $17,440
                                                             ==========  =============  =========  =============    =============

                                     - 29 -


ENERGY & MINERALS, INC.
CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 1998
(In Thousands)

                                                             Energy &    South Jersey              Eliminations
                                                             Minerals,   Fuel Company                    &          Consolidated
                                                                Inc.         Inc.         Total     Adjustments         Total
                                                             ----------  -------------  ---------  -------------    -------------
Capitalization and Liabilities

Common Equity:
  Common Stock EMI
   No Par Value
   Authorized - 500,000 shares
   Outstanding - 98,341 shares                                 $13,283             $0    $13,283             $0          $13,283
   Common Stock - Subsidiary                                         0              0          0              0                0
   Premium on Common Stock                                       1,584          1,059      2,643         (1,059)[1]        1,584
   Retained Earnings                                            (4,323)        (1,509)    (5,832)         1,509 [1]       (4,323)
                                                             ----------  -------------  ---------  -------------    -------------
      Total Common Equity                                       10,544           (450)    10,094            450           10,544
                                                             ----------  -------------  ---------  -------------    -------------
Preferred Stock and Securities of Subsidiary:
   Series A, 4.70%- 2,100 shares                                     0              0          0              0                0
   Series B, 8%   -19,242 shares                                     0              0          0              0                0
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                                   0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
      Total Preferred Stock and Securities of Subsidiary             0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                                       0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
Current Liabilities:
   Notes Payable to Banks                                            0              0          0              0                0
   Current Maturities of Long-Term Debt                              0              0          0              0                0
   Notes Payable - Associated Companies                              0             30         30              0               30
   Accounts Payable                                                161             36        197              0              197
   Accounts Payable to Associated Companies                         15              1         16              0               16
   Customer Deposits                                                 0              0          0              0                0
   Accumulated Deferred Income Taxes                                (5)             3         (2)            (1)[2]           (3)
   Taxes Accrued                                                     0             17         17              0               17
   Environmental Remediation Costs                                 616            245        861              0              861
   Interest Accrued                                                  0              0          0              0                0
   Dividends Declared                                                0              0          0              0                0
   Other Current Liabilities                                     1,877              0      1,877              0            1,877
                                                             ----------  -------------  ---------  -------------    -------------
      Total Current Liabilities                                  2,664            332      2,996             (1)           2,995
                                                             ----------  -------------  ---------  -------------    -------------
Deferred Credits and Other Non-Current Liabilities:
  Pension and Other Postretirement Benefits                        355              0        355              0              355
  Deferred Income Taxes - Net                                      254             57        311           (311)[3]            0
  Investment Tax Credit                                              0              0          0              0                0
  Environmental Remediation Costs                                2,524          1,022      3,546              0            3,546
  Other                                                              0              0          0              0                0
                                                             ----------  -------------  ---------  -------------    -------------
     Total Def. Credits and Other Non-Current Liabilities        3,133          1,079      4,212           (311)           3,901
                                                             ----------  -------------  ---------  -------------    -------------
           Total Capitalization and Liabilities                $16,341           $961    $17,302           $138          $17,440
                                                             ==========  =============  =========  =============    =============

                                     - 30 -



ENERGY & MINERALS, INC.
CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
BALANCE SHEET - DECEMBER 31, 1998
(In Thousands)


[1]   Premium on Common Stock                                          $1,059
      Investment in Subsidiary                                            450

           Retained Earnings                                                          $1,509

      To eliminate Energy & Minerals, Inc. investment in subsidiary which is maintained on the equity method of accounting.

[2]   Accumulated Deferred Income Taxes - Current Liability                $1

            Accumulated Deferred Income Taxes - Current Asset                             $1

      To net current accumulated DFIT Asset and Liability

[3]   Accumulated Deferred Income Taxes - Noncurrent Liability           $311

            Accumulated Deferred Income Taxes - Noncurrent Asset                        $311

      To net noncurrent accumulated DFIT Asset and Liability


                                     - 31 -



                 SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies:

Consolidation - The consolidating financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. All significant intercompany accounts and transactions were eliminated.

Estimates and Assumptions - Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

Regulation - South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note 7).

Revenues - SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC. We pay interest on overcollected LGAC balances based on SJG's return on rate base determined in base rate proceedings.

SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Demand Side Management Clause
(DSMC). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the DSMC recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder than normal weather can generate credits to customers, while warmer than normal weather during the winter season can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Note 13). DSMC adjustments are not significant and do not affect earnings.

Property, Plant & Equipment - For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

Depreciation and Amortization - We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 1998. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, and removal costs less salvage. The gas plant acquisition adjustment is amortized on a straight-line basis over 40 years. The unamortized balance of $1.9 million at December 31, 1998, is not included in rate base. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

New Accounting Pronouncements - In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which became effective in 1998. This statement establishes standards for reporting selected information about operating segments in SJI's interim and annual financial statements. Adopting this statement did not significantly change the presentation of SJI's financial information. We adopted FASB No. 131 effective January 1, 1998 (See Note 8).

In February 1998, the FASB issued Statement No. 132, "Employers'
Disclosures About Pensions and Other Postretirement Benefits," to standardize and simplify disclosure requirements about employers' retirement benefit plans. SJI adopted this statement January 1, 1998 (See
Note 11).

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for our fiscal year ending December 31, 2000. This statement establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts, and for hedging activities. It requires recognizing derivatives as assets or liabilities at fair value on the balance sheet.
We are currently evaluating the effects of FASB No. 133 on SJI's financial condition and results of operations, which will vary based on our use of derivative instruments at the time of adoption.

Income and Other Taxes - Deferred Income Taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 6).

New Jersey adopted legislation reforming energy taxation in 1997. The law eliminated the Gross Receipts & Franchise Tax (GRAFT) of approximately 13% of utility revenue, replacing it with a combination of taxes. Beginning January 1, 1998, retail sales and transportation of natural gas, electricity and utility services are subject to the 6% State Sales and Use Tax (SUT). Gas and electric utilities are also subject to the 9% State Corporation Business Tax (CBT). To bridge the revenue gap the law created, the State imposed a Transitional Energy Facilities Assessment (TEFA) on gas volumes sold and transported. The TEFA will be phased out over 5 years beginning January 1, 1999. The revised tax policy is expected to eliminate tax differences between utility and non-utility suppliers, providing fair competition and lower energy costs for consumers. The legislation required SJG to prepay taxes which, primarily due to warmer weather, did not materialize as expense during 1998. SJG will utilize the balance of these prepayments in 1999. Additionally, the SUT is not included in reported utility revenues or tax expense, as GRAFT was previously. Therefore, there are equal reductions in these line items on the statement of consolidating income (See Notes 6 & 7).

2.  Preferred Stock and Securities of Subsidiary:

Redeemable Cumulative Preferred Stock - Annually, SJG is required to offer to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

If preferred stock dividends are in arrears, SJG may not declare or pay dividends or make distributions on its common stock. Preferred
Shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

Mandatorily Redeemable Preferred Securities - In May 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35.0 million of 8.35% SJG-guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April, 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with adopting its Shareholder Rights Plan (See Note 4).

3.  Divestitures and Affiliations:

Divestitures - In December 1996, Energy & Minerals, Inc. (EMI), a SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary, for $55.3 million in cash. The net book value of assets sold was approximately $27.9 million. We transferred cash, certain real estate and other assets, along with certain liabilities remaining after the sale, to EMI's books (See Note 13).

Also in December 1996, SJI developed a formal plan to discontinue the operations of its construction and environmental services operations, R & T Group, Inc. (R&T). SJI recognized a net loss of $2.4 million in 1996 on the planned disposition of R&T's assets. In 1997, R&T sold all of its operating assets, except some real estate.

In 1997 and 1998, SJI conducted tests to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), a subsidiary of EMI, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 13).

Summarized operating results of the discontinued operations for 1998 were (in thousands):


     Loss before Income Taxes:
       Sand Mining                                    $ (3,697)
       Construction                                       (587)
       Fuel Oil                                            (72)
       Income Tax Credits                                1,526
                                                      --------
     Loss from Discontinued Operations - Net          $ (2,830)
                                                      ========
     Earnings per Common Share
      from Discontinued Operations                    $  (0.26)
                                                      ========

Affiliations - In 1996, SJF and Union Pacific Fuels, Inc. formed South Jersey Resources Group, LLC (SJRG) to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. SJ EnerTrade, Inc. (EnerTrade) currently holds a 50% non-controlling interest in this affiliation and accounts for the investment under the equity method.

In October 1998, SJI and Energy East Corporation announced plans to form a jointly-owned limited liability company to market retail electricity and energy management services. The LLC is intended to create significant efficiencies and expand service capabilities for both companies in the advent of electric utility restructuring legislation.

Also in October 1998, SJI and Conectiv announced plans for a joint customer account services venture, Millennium Account Services, LLC, to provide meter reading services in southern New Jersey beginning January 1999. Customers should benefit from reduced meter reading costs resulting from synergies that exist because of overlapping territories.

4.  Common Stock:

SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

     Beginning of Year                                    10,771,413
     New Issues During Year:
       Employees' Stock Ownership Plan                         3,875
       Stock Option & Stock Appreciation
        Rights Plan                                            1,952
       Directors' Restricted Stock Plan                        1,750
                                                          ----------
     End of Year                                          10,778,990
                                                          ==========


The par value ($1.25 per share) of stock issued in 1998 was credited to Common Stock. Net excess over par value of approximately $0.3 million was credited to Premium on Common Stock.

Effective 1996, SJI adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings per Share (EPS) is immaterial for the year ended December 31, 1998.

Stock Option and Stock Appreciation Rights Plan - Under this plan, not more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after January 23, 2007. At December 31, 1998, SJI had 5,000 options outstanding, all exercisable at a price of $24.69 per share.
During 1998, 8,060 options were surrendered for the issuance of 1,952 shares. No options were granted in 1998. No stock appreciation rights were issued under the Plan. Stock options outstanding at December 31, 1998, had no effect on EPS.

Dividend Reinvestment and Stock Purchase Plan (DRP) and Employees' Stock Ownership Plan (ESOP) - Shares of common stock offered through the DRP are currently purchased in the open market. All shares offered through the ESOP are issued directly by SJI. As of December 31, 1998, SJI reserved 112,951 and 31,496 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

Directors' Restricted Stock Plan - In September 1996, the board of directors adopted a restricted stock plan. Under this Plan, SJI granted an initial award of 13,800 shares in December 1996, at a market value of $24.00 per share. The Plan also provides for annual awards and, in December 1998, we granted 1,750 additional shares. Initial awards vest over 5 years, with 20% of those awards vesting annually. Annual awards vest on their third anniversary. SJI holds shares issued as restricted stock until the attached restrictions lapse. The stock's market value on the grant date is recorded as compensation expense over the applicable vesting period.

Shareholder Rights Plan - In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock. Each of the rights (except for those held by the 10% holder) entitles the holder to purchase that number of shares of SJI's common stock, or common stock of the acquiring company, at a market value equal to two times the exercise price.

SJI may redeem the rights in whole, but not in part, for $.001 per right at any time until ten days following the time the acquiring person or group reached the 10% threshold. The rights will expire if not exercised or redeemed by September 20, 2006.

5.  Regulatory Assets and Deferred Credits:

Federal and Other Taxes: The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess federal tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes previously were not provided. SJG previously flowed these tax benefits through in rates. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

The Investment Tax Credit (ITC) attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

SJG deferred $11.8 million resulting from a change in the basis for accruing GRAFT in 1978, and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

6.  Income and Other Taxes:

Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to 1998 pre-tax income for the following reasons (in thousands):

     Tax at Statutory Rate                           $  7,877
     Increase (Decrease) Resulting from:
       State Income Taxes                               3,170
       Amortization of ITC                               (393)
       Tax Depreciation Under Book
        Depreciation on Utility Plant                     664
       Other - Net                                         54
                                                     --------
     Income Taxes as reported on the
      Statements of Consolidated Income                11,860
     Tax Associated with Discontinued Operations       (1,526)
                                                     --------
           Net Income Taxes                          $ 10,334
                                                     ========

The provision for Income Taxes for 1998 is comprised of the following (in thousands):

     Current:
       Federal                                       $  2,225
       State                                            2,227
                                                     --------
           Total Current                                4,452

     Deferred:
     Federal -
       Excess of Tax Depreciation Over
        Book Depreciation - Net                         5,308
     Deferred Fuel Costs                                1,397
     Environmental Remediation Costs - Net              1,990
       Amortization of Gross Receipts Taxes              (155)
       Alternative Minimum Tax                         (1,750)
       Other - Net                                         68
     State                                                943
                                                     --------
           Total Deferred                               7,801

     ITC                                                 (393)
       Income Taxes as reported on the               --------
        Statements of  Consolidated Income             11,860
     Tax Associated with Discontinued Operations       (1,526)
                                                     --------
           Net Income Taxes                          $ 10,334
                                                     ========


Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of SJI's net deferred tax liability at December 31, 1998 are as follows (in thousands):

     Deferred Tax Liabilities:
       Tax Depreciation Over Book Depreciation $ 66,966 Difference Between Book and Tax Basis of
        Property                                        5,951
       Deferred Fuel Costs                              6,475
       Deferred Regulatory Costs                          776
       Environmental Remediation Costs                  7,925
       Excess Protected                                 3,421
       Gross Receipts Taxes                             1,255
       Other                                            1,277
                                                    ---------
             Total Deferred Tax Liabilities            94,046

     Deferred Tax Assets:
       Alternative Minimum Tax                          3,135
       ITC Basis Gross Up                               2,802
       Other                                            3,282
                                                    ---------
             Total Deferred Tax Assets                  9,219
                                                    ---------
             Net Deferred Tax Liability             $  84,827
                                                    =========


The significant components of Other Taxes for 1998 are (in thousands):

     TEFA                                           $   7,378
     GRAFT                                                123
     Other                                              2,977
                                                    ---------
             Total Other Taxes                      $  10,478
                                                    =========


During 1998, SJG recorded an additional $12.0 million for SUT on utility services through its consolidated balance sheet. As an agent for the collection of SUT, we exclude these amounts from reported revenues and tax expense (See Note 1).

7.  Recent Regulatory Actions:

In July 1996, 1997 and 1998, SJG filed with the BPU to recover increased remediation costs expended from August 1995 through July 1998 totaling $4.5 million. The BPU approved the 1996-1997 RAC filing in October 1998. We updated the 1997-1998 RAC filing and included the results in the 1998-1999 RAC filing. The 1998-1999 RAC filing was updated in December 1998 to request an increase of $5.0 million. Both filings are still pending at the BPU.

In January 1997, the BPU granted SJG a total rate increase of $10.3 million. The $6.0 million base rate portion of the increase was based on a 9.62% rate of return on rate base, which included an 11.25% return on common equity. The majority of this increase comes from residential and small commercial customers. Part of the increase is recovered from service fees which charge specific customers for costs they cause SJG to incur. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased from $4.0 million to $5.0 million. Later in 1997, the $5.0 million threshold increased by $500,000 - the annual revenue requirement associated with completing a specific pipeline interconnection. At the end of 1998, the threshold increased by $2.0 million, with the completion of major construction projects. SJG keeps 100% of pre-tax margins up to the threshold level and 20% of such margins above that level. In October 1998, the BPU approved a revision to the Sharing Formula as part of an agreement to modify SJG's TAC. The revision credits the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

As part of the tariff changes approved in the rate case, SJG began its pilot program in April 1997, giving residential customers a choice of gas supplier. During the initial enrollment period, which ended June 1997, nearly 13,000 residential customers applied for this service. SJG began transporting gas for these customers in August 1997. In June 1998, the BPU expanded the number of potential participants to 25,000. There were 17,310 participants as of December 31, 1998. Participants' bills are reduced for cost of gas charges and applicable taxes. The resulting decrease in revenues is offset by a corresponding decrease in gas costs and taxes under SJG's BPU-approved fuel clause. While the program reduces utility revenues, it does not affect SJI's net income, financial condition or margins. We also expanded the choices available to commercial and industrial customers, including a new transportation tariff providing savings to qualified customers.

In May 1997, SJG filed to recover additional postretirement benefit costs of approximately $1.3 million annually. This recovery was approved in December 1997 and began January 1998.

In September 1997, SJG filed with the BPU to adjust rates by replacing the GRAFT with the SUT, CBT and TEFA (See Notes 1 & 5). The new rates were effective January 1, 1998.

In September 1997 and 1998, SJG filed its annual LGAC, TAC and DSMC with the BPU. The LGAC and DSMC cover the period November 1 through October 31 of each year. The TAC period runs from October 1 through May 31. In the 1997-1998 filing, SJG requested a $4.7 million increase in the annual LGAC recovery which includes the 1996-1997 LGAC year. The 1997-1998 LGAC year ended in October 1998 and the results of that year were rolled into the 1998-1999 LGAC filing. The 1998-1999 LGAC filing requested a decrease in rates of $414,000 and resolution of prior filings. All filings are still pending at the BPU. We believe the ultimate settlement of these filings will not adversely affect SJI's financial position, results of operations or liquidity.

In March 1998, the BPU approved new appliance service rates. The new rates are competitive with those of other service providers in New Jersey and are designed to increase earnings and cash flows. In April 1998, the BPU also authorized SJG to offer new appliance service contract plans and to service electric air conditioners.

In June 1998, SJG filed a petition with the BPU requesting a change to the TAC. The request was granted in October 1998. As a result, SJG will experience reduced fluctuations in income when weather is warmer or colder than normal.

8.  Segments of Business:

Information about SJI's operations in different industry segments for 1998 is presented below (in thousands):


     Operating Revenues:
       Gas Utility Operations                        $299,070
       Other Industries                               153,191
                                                     --------
           Subtotal                                   452,261

       Intersegment Sales                              (2,015)
                                                     --------
           Total Operating Revenues                  $450,246
                                                     ========


The significant portion of operating revenues from Other Industries is attributable to SJE's wholesale electricity sales which began in January 1998. SJE exited this activity later in the year (See Note 3).


     Operating Income:
       Gas Utility Operations                       $  49,234
       Other Industries                                   640
                                                    ---------
           Subtotal                                    49,874

       Income Taxes                                   (11,860)
       General Corporate Expense                       (1,929)
                                                    ---------
           Total Operating Income                    $ 36,085
                                                    =========

     Depreciation, Depletion and Amortization:
       Gas Utility Operations                        $ 19,014
       Other Industries                                    28
       Discontinued Operations                             21
                                                    ---------
           Total                                     $ 19,063
                                                    =========

     Property Additions:
       Gas Utility Operations                        $ 64,862
       Other Industries                                    71
       Discontinued Operations                              -
                                                     --------
           Total                                     $ 64,933
                                                     ========

     Identifiable Assets:
       Gas Utility Operations                        $720,137
       Other Industries                                21,367
       Discontinued Operations                          2,380
                                                     --------
           Subtotal                                   743,884

     Corporate Assets                                  25,251
     Intersegment Assets                              (21,040)
                                                     --------
           Total Assets                              $748,095
                                                     ========


SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation. These amounts are included in our statement of consolidating income and not shown above.

Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Other Industries include the natural gas and electric acquisition and transportation service companies (See Note 3).

Total Operating Revenues by industry segment include both sales to unaffiliated customers, as reported in SJI's statement of consolidating income, and intercompany sales, which are accounted for at the fair market value of the goods or services rendered.

Operating Income is total revenues less operating expenses, income taxes and general corporate expenses, as shown on the statement of consolidating income.

Identifiable Assets are those used in each segment of SJI's operations. Corporate assets are principally cash and cash equivalents, land, buildings and equipment held for corporate use.

9.  Financial Instruments:

Long-Term Debt - The fair value of SJI's long-term debt, including current maturities, as of December 31, 1998, is estimated to be $227.0 million (carrying amount $203.6 million). This estimate is based on the interest rates available to SJI at year end for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

Other Financial Instruments - The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 1998.

10.  Unused Lines of Credit and Compensating Balances:

Unused lines of credit available at December 31, 1998, were approximately $38.0 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was approximately 5.81% at December 31, 1998. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

11.  Pensions & Other Postretirement Benefits:

The following reflects the new disclosure requirements of FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retired employees.

The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Amounts accrued prior to that authorization were deferred and are being amortized as allowed by the BPU. The unamortized balance amounting to $5.5 million at December 31, 1998 is recoverable in rates. We are amortizing the major portion of this amount over 15 years which started January 1998.

Net periodic benefit cost related to the pension and other postretirement benefit insurance plans for 1998 consisted of the following components (in thousands):


                                         Pension Benefits    Other Benefits
                                         ----------------    --------------

     Service cost                              $1,912            $  903
     Interest cost                              3,973             1,494
     Expected return on plan assets            (3,894)             (417)
     Amortization of transition obligation         72               796
     Amortization of loss (gain) and other        292               (14)
                                               ------            ------
     Net periodic benefit cost                 $2,355            $2,762
                                               ======            ======

A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidating balance sheet follows (in thousands):


                                         Pension Benefits    Other Benefits
                                         ----------------    --------------

Change in Benefit Obligation:
Benefit obligation at beginning of year       $56,753            $24,024
  Service cost                                  1,912                903
  Interest cost                                 3,973              1,494
  Actuarial loss (gain) and other               3,783             (1,669)
  Benefits paid                                (2,386)              (504)
                                              -------            -------
Benefit obligation at end of year             $64,035            $24,248
                                              =======            =======

Change in Plan Assets:
Fair value of plan assets at beginning
 of year                                      $46,875            $ 4,403
  Actual return on plan assets                  1,887                568
  Employer contributions                        1,600              2,505
  Benefits paid                                (2,386)              (504)
                                              -------            -------
Fair value of plan assets at end of year      $47,976            $ 6,972
                                              =======            =======

Funded status                                $(16,059)          $(17,276)
  Unrecognized prior service cost               3,222                  -
  Unrecognized net transition obligation
   assets                                         359             11,151
  Unrecognized net loss (gain) and other        9,101             (1,105)
                                             --------           --------
Accrued net benefit cost at end of year      $ (3,377)          $ (7,230)
                                             ========           ========


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets as of December 31, 1998, were $35.2 million, $28.4 million, and $26.2 million, respectively.

Assumptions used in the accounting for these plans were as follows (in thousands):

                                         Pension Benefits    Other Benefits
                                         ----------------    --------------

Discount rate                                 6.75               6.75
Expected return on plan assets                9.00               9.00
Rate of compensation increase                 4.10              -----


The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1998, are: Medical and Drug - 6.25% in 1998 for participants age 65 or older, grading to 5.5% in

2001, and 8.0% in 1998 for participants under age 65, grading to 5.5% in 2005. Dental - 7.25% in 1998, grading to 5.5% in 2005.

A 1% change in the assumed health care cost trend rates for SJI's postretirement health care plans in 1998 would have the following effects:


                                                   Thousands of Dollars

                                                1% Increase     1% Decrease
                                                -----------     -----------

Effect on the aggregate of the service
 and interest cost components                       $397          $ (341)

Effect on the postretirement benefit
 obligation                                       $3,520         $(2,855)



12.  Retained Earnings:

Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that we may pay on SJG's common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was approximately $42.7 million as of December 31, 1998.

13.  Commitments and Contingencies:

Construction Commitments - SJI's estimated cost of construction and environmental remediation programs for 1999 totals $53.2 million.
Commitments were made regarding these programs.

Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2000. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.8 million per month, recovered on a current basis through the LGAC.

Pending Litigation - SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We set up reserves when these claims become apparent. We also maintain insurance and record probable insurance recoveries relating to outstanding claims.

In 1996, a group of Atlantic City casinos filed a petition with the BPU alleging overcharges of over $10.0 million, including interest. We reached a settlement under which SJG will make no payments. The casinos issued general releases to SJG and withdrew the petition in September 1998. In return, SJG filed with the BPU to amend an existing rate schedule providing the casinos with limited firm service which will better meet their needs.

Environmental Remediation Costs - SJI incurred and recorded costs for environmental clean up of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas over 35 years ago. SJI and some of its nonutility subsidiaries also recorded costs for environmental clean up of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

Since the early 1980s, SJI recorded environmental remediation costs of $105.4 million, of which $47.8 million was spent as of December 31, 1998. With the assistance of an outside consulting firm, we estimate that future costs to clean up SJG's sites will range from $52.9 million to $160.3 million. We recorded the lower end of this range as a liability. It is reflected on the 1998 consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities (See
Note 1). SJG did not adjust the accrued liability for future insurance recoveries, which management is pursuing. SJG received $4.2 million of insurance recoveries as of December 31, 1998. We used these proceeds to offset related legal fees and to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site specific requirements.

The major portion of recorded environmental costs relate to the cleanup of SJG's former gas manufacturing sites. SJG recorded $98.6 million for the remediation of these sites and spent $45.7 million through December 31, 1998.

SJG has two regulatory assets associated with environmental cost. The first regulatory asset is titled Environmental Remediation Cost: Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allowed SJG to recover expenditures through July 1996 and petitions to recover costs through July 1998 are pending (See Note 7).

The other regulatory asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." This amount, which relates to former manufactured gas plant sites, was recorded as a deferred debit with the corresponding amount reflected on the consolidating balance sheet under the captions, Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under FASB No. 71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent.

SJG files with the BPU to recover these costs in rates through its RAC. The BPU has consistently allowed the full recovery over 7-year periods, and SJG believes this will continue. As of December 31, 1998, SJG's unamortized remediation costs of $25.2 million are reflected on the consolidating balance sheet under the caption Regulatory and Other Non-Current Assets. Since BPU approval of the RAC in 1992, SJG recovered $16.3 million through rates as of December 31, 1998 (See Note 7).

With Morie's sale, EMI assumed responsibility for environmental liabilities which we estimate to range between $3.1 million and $9.7 million. The information available on these sites is sufficient only to establish a range of probable liability, and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statement of consolidating income under the caption, Loss from Discontinued Operations - Net.

SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.3 million and $0.9 million, while SJF's estimated liability ranges from $1.3 million to $4.8 million for its three sites. The lower ends of these ranges were recorded and are reflected on the 1998 consolidating balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 1998.

                       South Jersey Industries, Inc.



                             Index to Exhibits




           Exhibit Number                         Description

                 27                   Financial Data Schedule (Exhibit B)

                                      (Submitted only in electronic format
                                      to the Securities and Exchange
                                      Commission).